# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Altus Power, Inc., CIK 0001828723
CUSIP: 02217A102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2200 ATLANTIC STREET, 6TH FLOOR, STAMFORD, Connecticut (CT), 06902
Date of event which requires filing of this statement: 04/16/2025
Amends the filing with accession number 0000950170-25-016564
Filed by CIK 0001590854
Persons authorized to receive notices and communications: Gregg Felton, 2200 ATLANTIC STREET, 6TH FLOOR, STAMFORD, Connecticut (CT), 06902, (203) 698-0090

## Reporting persons
- Gregg Felton (CIK 0001590854): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Altus Power, Inc.
Address of issuer's principal executive offices: 2200 ATLANTIC STREET, 6TH FLOOR, STAMFORD, Connecticut (CT), 06902
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on December 10, 2021 (as amended, the "Schedule 13D"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Merger Closing

On April 16, 2025 (the "Closing Date"), pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. As a result, at the Effective Time, each of the Reporting Person's (i) outstanding share of Class A Common Stock was automatically converted into the right to receive the Merger Consideration, (ii) outstanding award of restricted stock units was automatically terminated and will be converted into an award that is settled into equity interests of Parent, subject to applicable terms and conditions, (iii) outstanding award of performance stock units ("PSUs") subject to vesting based on the achievement of per share Class A Common Stock price goals was automatically canceled and terminated for no consideration, (iv) outstanding award of PSUs subject to vesting based on the achievement of relative total stockholder return goals automatically converted into the right to receive, without interest and subject to withholding taxes, the product of (a) the aggregate number of shares of Class A Common Stock underlying such award (with the Merger Consideration used to determine the Company's percentile rank relative to the applicable peer groups and such performance-based goals deemed to be achieved based on such relative percentile rank as of the date of the Merger Agreement) and (b) the Merger Consideration, subject to applicable vesting terms, and (v) outstanding award of PSUs subject to vesting based on the achievement of per share Class A Common Stock price goals and installed solar capacity goals automatically converted into the right to receive, without interest and subject to withholding taxes, the product of (a) the aggregate number of shares of Class A Common Stock underlying such award (with any per share stock price performance-based goals deemed to be achieved based on the Merger Consideration) by (b) the Merger Consideration, subject to applicable vesting terms.

Rollover Shares
On the Closing Date, immediately prior to the Effective Time and pursuant to the Rollover Agreement, the Reporting Person contributed, assigned, transferred and delivered to Parent 10,389,529 shares of Class A Common Stock in consideration of newly issued equity interests of Parent, in accordance with the terms of the Rollover Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7-10 of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment herein, during the past 60 days, the Reporting Person effected the following open market transactions of shares of Class A Common Stock made to satisfy tax withholding obligations of the Reporting Person pursuant to vesting of restricted stock units: (a) 71,161 shares sold for $4.91 per share on February 20, 2025, (b) 83,936 shares sold for $4.95 per share on March 31, 2025 and (c) 87,048 shares sold for $4.96 per share on April 7, 2025.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the Closing Date, the Reporting Person ceased to beneficially own any shares of Class A Common Stock.

## Signatures
- Gregg Felton: /s/ Gregg Felton, Gregg Felton (04/16/2025)